Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Twelve Months Ended September 30,
	2003	2002	2001
Numerator:
Net Income	$5,018,600	$2,623,415	$4,011,120

Denominator:
Denominator for basic earnings per share-weighted-average shares	9,713,321	9,174,831	9,462,166
Effect of dilutive securities:
Employee stock options	41,380	57,788	210,667
Contingently issuable shares	104,856	—	—
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	9,859,557	9,232,619	9,672,833

Basic earnings per share	$0.52	$0.29	$0.42
Diluted earnings per share	$0.51	$0.28	$0.41